Cohen& Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax:  (212) 937-3870

November 12, 2008

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:     Brian Cascio, Accounting Branch Chief

RE:	CEMTREX, Inc.
Amendment No. 3 to Registration Statement on Form 10 Filed October 23, 2008
File No. 000-53238

Ladies and Gentlemen:

On behalf of CEMTREX, Inc. (“Cemtrex”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 27, 2008, regarding CEMTREX’s registration statement on Form 10 Amendment No. 3 dated October 23, 2008. Amendment No. 4 to the registration statement was transmitted via EDGAR today, November 12, 2008, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Item 15. Financial Statements and Exhibits, page 22

1.
We reference your acquisition of Griffin Filters LLC, which represents a combination of entities under common control. Please tell us how your financial statements comply with the guidance in paragraphs D11 - D17 of SFAS 141, which states that in transactions between entities under common control, the entity that receives the net assets should present the statement of financial position and other financial information on a combined basis as of the beginning of the periods presented. Therefore, the financial statements of entities combined under common control should reflect the combination for all periods presented.

The financial statements have been revised to reflect the combination for all periods presented

We would very much appreciate your prompt review of Amendment No. 4 and our responses to your comment letter. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

With kind regards,

 /s/ Stephen J. Czarnik

cc:	Mr. Arun Govil
President, Chief Executive Officer,
Treasurer and Chairman
CEMTREX, Inc.
19 Engineers Lane
Farmingdale, New York 11735